

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2020

Iain Ross
Executive Chairman
Silence Therapeutics plc
72 Hammersmith Road
London W14 8TH
United Kingdom

       Re: Silence Therapeutics plc
           Amendment No. 1 to Draft Registration Statement on Form F-1
           Submitted July 31, 2020
           CIK No. 0001479615

Dear Mr. Ross:

     We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Business
Overview, page 61

1.   We note your response to prior comment 2; however, you continue to state conclusions regarding efficacy. Please revise your statements here and on page 48 that your product candidate SLN360 "silences" genetically controlled expression of Lipoprotein(a), your product candidate SLN124 "silences" *TMPRSS6* gene expression and your SLN500 program candidates "silence" C3. You may present objective data resulting from your trials without including conclusions related to efficacy in the Business section.

SLN124 reduced transferrin saturation in -thalassemic mice compared to deferiprone, page 72

2.   We note your response to prior comment 10. Please revise to provide the basis for your statement that similar magnitudes of increase in hemoglobin levels are associated with "clinically meaningful" improvement in health related quality of life measures in humans.

You may contact Jenn Do at (202) 551-3743 or Al Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at (202) 551-3798 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences